Exhibit 99.1

JE Cleantech Holdings Limited Announces The Sale of One of its Industrial Properties

Singapore, November 18, 2025 (GLOBE NEWSWIRE). JE Cleantech Holdings Limited (NASDAQ: JCSE) announced today that JCS-Echigo Pte Ltd, a wholly-owned subsidiary of JE Cleantech Holdings Limited, has completed the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 (the “Industrial Property”) for approximately SGD$7.39 million (USD$5.68 million). The sale of this Industrial Property gave rise to a net gain of approximately SGD$3.70 million (USD$2.85 million) over the net book value. The sale was to an unaffiliated third party, under the option to purchase agreement previously announced on December 17, 2024.

Ms Hong Bee Yin, the CEO and Chairman, said: “We are pleased to complete this sale, to optimize both cost savings and operational benefits.”

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of precision cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Group also provides centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. JE Cleantech is listed on NASDAQ since 2022. For more information about JE Cleantech, please visit: www.jecleantech.sg.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” “aim” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For media enquiries, please contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468